

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Mr. A. John Sprovieri
President and CEO
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re: Auscrete Corporation**
> **Form 8-K Item 4.01**
> **Filed July 1, 2014**
> **File No. 1-35923**

Dear Mr. Sprovieri:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure in the second paragraph that Anton and Chia "have been replaced". Please revise your filing to clearly disclose whether Anton and Chia resigned, declined to stand for re-election or were dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. Please revise your filing to state, if true, that Anton and Chia's report for the fiscal year ended December 31, 2012 and for the period from January 1, 2010 (inception) through December 31, 2012 did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles, except that such report included a going concern paragraph. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. Please revise your filing to state, if true, that you provided Anton and Chia a copy of your filing for the purpose of obtaining an Exhibit 16 letter from them but that no such letter can be obtained to date.

4. Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of the change in accountant, and therefore, the

Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant